SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

August 19, 2026

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

INDEX

Translation of a submission from Banco Macro to the Comisión Nacional de Valores (Argentine Securities Exchange Commission) “CNV” dated on August 19, 2026.

Synthesis of quarterly financial statements

Sect. 63 BYMA Listing Rules and Regulations

Results of the period (in thousands of Pesos)

Net income for the period
Attributable to controlling interest – Profit	355,918,482
Attributable to non-controlling interests - Profit	68,676
Total Net income for the period	355,987,158
Other comprehensive income
Other comprehensive income	-10,798,210
Total comprehensive income for the period	-10,798,210
Attributable to controlling interest – Profit	345,120,272
Attributable to non-controlling interests - Profit	68,676
Total comprehensive income for the period - Profit	345,188,948

Net Shareholders’ Equity (in thousands of Pesos)

Capital stock	639,390
Treasury stock	23
Adjustments to Shareholders’ Equity	1,929,453,130
Other contributions	12,429,781
Legal Reserve	1,704,070,626
Other Reserves	2,298,512,733
Unappropriated Retained Earnings	357,665,244
Other comprehensive income	-11,356,429
Total Net shareholders´equity attributable to controlling interest	6,291,414,498
Attributable to non-controlling interests	3,176,936
Total Net shareholders´equity	6,294,591,434

Shareholders/Controlling group
Shareholder Name	Type of shares	Number of shares	Percentage of capital stock
ANSES-F.G.S. Law Nº 26.425	B	191,859,216	30.0055%
Other shareholders (Foreign Stock Exchange)	B	139,814,380	21.8660%
Delfín Jorge Ezequiel Carballo	A	4,901,415	0.7665%
Delfín Jorge Ezequiel Carballo (a)	B	118,526,495	18.5368%
Banco de Servicios y Transacciones S.A. (b)	A	5,995,996	0.9377%
Banco de Servicios y Transacciones S.A. (b)	B	104,473,881	16.3390%
Other shareholders (Local Stock Exchange)	A	338,259	0.0529%
Other shareholders (Local Stock Exchange)( c)	B	73,503,766	11.4955%

The information contained in the table "Shareholders/ Controlling Group" corresponds to the capital composition identifying the main shareholders in the absence of a controlling shareholder or controlling group.

Notes:

(a)	Include ADRs VN 45,399 equivalent to VN 453,990 Class B shares.
(b)	Banco de Servicios y Transacciones S.A., as fiduciary of the Guarantee Trust JHB BMA.
(c)	Include VN 23,107 Class B shares held in treasury.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 19, 2026

MACRO BANK INC.

By:	/s/ Juan M. Parma
Name:	Juan M. Parma
Title:	Chief Executive Officer